

September 15, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ING Groep N.V., under the Exchange Act of 1934:

- $1,250,000,000 6.083% Callable Fixed-to-Floating Rate Senior Notes due 2027

- $1,250,000,000 6.114% Callable Fixed-to-Floating Rate Senior Notes due 2034

- $500,000,000 Callable Floating Rate Senior Notes due 2027

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com